                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                      California Financial Holding Company
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   130219-10-8
                                 (CUSIP Number)

                               Kenneth L. Guernsey
                               Cooley Godward LLP
                         One Maritime Plaza, 20th Floor
                             San Francisco, CA 94111
                                 (415) 693-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 9, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         Exhibit Index located at Page 12.

                         (Continued on following pages)
                               (Page 1 of 13 Pages)

                                  SCHEDULE 13D

CUSIP NO.  130219-10-8                                        PAGE 2 OF 13 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON                            Cortopassi Family Trust
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
        PF

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

        California

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF                       -0-
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH                           138,000
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER
                                  -0-

               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                                  138,000

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                138,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                2.92%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                OO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 130219-10-8                                        PAGE 3 OF 13 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS                                 LICO Brands, Inc.
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

        California

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                         -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING                        138,000
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                                  -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                                  138,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  138,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.92%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                  CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO.  130219-10-8                                        PAGE 4 OF 13 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON                                         DACCO, Inc.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS


--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /x/
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

        WC, OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


        California
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                       -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING                      138,000
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                                -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                                138,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                138,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                2.92%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 130219-10-8                                         PAGE 5 OF 13 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS                                        VICOR, LLC
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS


--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS* (See Instructions)
        WC,OO

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
        California

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF                        -0-
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH                            138,000
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER
                                   -0-

               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                                   138,000

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   138,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   2.92%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                   OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 130219-10-8                                     PAGE 6 OF 13 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON                             Capecchio Foundation
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /x/
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

                WC, OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                California

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                                       -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING                                      138,000
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                                                -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                                                138,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        138,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        2.92%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                        CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1:  Security and Issuer.

         Class of Securities:       Common Stock, $0.01 par value

         Issuer:                    California Financial Holding Company
                                    ("Issuer")

         Principal Address:         501 West Weber
                                    Stockton, CA   95203
                                    Telephone:  (209) 948-6870

Item 2:  Identity and Background.

         (a)      Reporting Persons:

                  i.       Cortopassi Family Trust ("CFT");
                  ii.      LICO Brands, Inc. ("LBI");
                  iii.     DACCO, Inc. ("DI");
                  iv.      VICOR, LLC ("VL").
                  v.       Capecchio Foundation ("CF").

         (b)      Principal Business Address:

                  11292 North Alpine Road
                  Stockton, CA  95212

         (c)      Principal Occupation/Principal Business:

                  CFT:              Investments
                  LBI:              Investments
                  DI:               Investments
                  VL:               Investments
                  CF:               Charity

         (d)      None.

         (e)      None.

         (f)      Not applicable.

Item 3:  Source and Amount of Funds or Other Consideration.

         The shares of Common Stock of Issuer reported as beneficially owned by CFT in Item 5 have been purchased with personal funds and borrowings from Smith Barney secured by marketable securities. CFT has paid a total of $197,813 (including broker's commissions and fees) in separate transactions for these shares.



                               Page 7 of 13 Pages

         During the 60-day period prior to December 27, 1996, CFT disposed of 69,000 shares of the Common Stock of Issuer in separate transactions as follows:


                  Date of Sale       Number of Shares        Total Proceeds*
                  ------------       ----------------        ---------------
                    12/02/96               20,000            $  576,246
                    12/10/96                3,000                85,882
                    12/11/96                5,000               143,271
                    12/12/96                2,000                57,193
                    12/18/96               14,000               403,254
                    12/27/96               25,000              (Donation to CF)

         The shares of Common Stock of Issuer reported as beneficially owned by LBI in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. LBI has paid a total of $664,939 (including broker's commissions and fees) in separate transactions for these shares.

         During the 60-day period prior to December 27, 1996, LBI disposed of 13,000 shares of the Common Stock of Issuer in the following transaction:


                  Date of Sale      Number of Shares            Total Proceeds*
                  ------------      ----------------            ---------------
                    12/18/96               13,000                  $  374,435

         The shares of Common Stock of Issuer reported as beneficially owned by DI in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. DI has paid a total of $616,376 (including broker's commissions and fees) in separate transactions for these shares.

         During the 60-day period prior to December 27, 1996, DI disposed of 61,000 shares of the Common Stock of Issuer in separate transactions as follows:


                  Date of Sale       Number of Shares           Total Proceeds*
                  ------------       ----------------           ---------------
                    12/02/96               20,000               $  576,246
                    12/12/96               31,000                  889,309
                    12/18/96               10,000                  287,980










----------
*  Includes broker's commissions and fees.


                               Page 8 of 13 Pages

         The shares of Common Stock of Issuer reported as beneficially owned by VL in Item 5 have been purchased from DI with working capital and borrowings from Smith Barney secured by marketable securities. VL paid $830,000 for these shares in one transaction.

         During the 60-day period prior to December 27, 1996, VL disposed of 32,000 shares of the Common Stock of Issuer in separate transactions as follows:


                  Date of Sale      Number of Shares        Total Proceeds*
                  ------------      ----------------        ---------------
                    12/06/96               6,000            $  172,706
                    12/09/96               2,000                57,442
                    12/10/96               2,000                57,193
                    12/20/96              20,000               576,164
                    12/27/96               2,000                57,438

         The shares of Common Stock of Issuer reported as beneficially owned by CF in Item 5 were received as a donation from CFT on December 27, 1996. CFT paid $326,041 for such shares.

Item 4:  Purpose of Transaction.

         Reporting Persons acquired the securities of Issuer for purposes of investment.

         Subject to applicable legal requirements, Reporting Persons may purchase additional shares of Common Stock from time to time in open market or in private transactions, depending on their evaluation of Issuer's business, prospects and financial condition, the market for the Common Stock, other developments concerning Issuer, the reaction of Issuer to Reporting Person's ownership of Common Stock, other opportunities available to Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, Reporting Persons may dispose of all or a portion of their shares of Common Stock at any time.

         Other than as described in this Item 4, Reporting Persons do not have any plan or proposal relating to, or that would result in, any event described in (a)-(j) of this Item 4. However, Reporting Persons reserve the right to take such action as they may deem appropriate with respect to any or all of such matters.

         Following the transactions reported hereby, Reporting Persons no longer beneficially own more than 5% of the outstanding shares of Issuer's Common Stock. Accordingly, no further amendments to this Schedule 13D will be filed.









----------
*  Includes broker's commissions and fees.


                               Page 9 of 13 Pages

Item 5:  Interest in Securities of the Issuer.

(a) and (b) According to the Issuer's most recent Form 10-Q, 4,720,970 shares of stock were outstanding as of September 30, 1996. The Reporting Persons affirm membership in a group. Therefore, each Reporting Person is deemed to have beneficial ownership of an aggregate of 138,000 shares of Issuer's stock, which is 2.92% of the outstanding shares of Issuer's stock.


                                 CFT        LBI          DI           VL          CF
                                 ---        ---          --           --          --
Beneficial Ownership           138,000     138,000     138,000     138,000     138,000

Percentage of Class               2.92%       2.92%       2.92%       2.92%       2.92%

Sole Voting Power                   -0-         -0-         -0-         -0-         -0-

Shared Voting Power            138,000     138,000     138,000     138,000     138,000

Sole Dispositive Power              -0-         -0-         -0-         -0-         -0-

Shared Dispositive Power       138,000     138,000     138,000     138,000     138,000


(c)      See Item 3 above.

(d)      Not applicable.

(e)      Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Dean A. Cortopassi is an executive officer, managing member or trustee of each entity named in response to Item 2 above. With this exception, to the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7:  Material to be Filed as Exhibits.

         Exhibit A: Joint Filing Statement.


                               Page 10 of 13 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    January 8, 1997


CORTOPASSI FAMILY TRUST



By:      DEAN A. CORTOPASSI
   ------------------------------
         Dean A. Cortopassi
         Trustee


LICO BRANDS, INC.



By:      DEAN A. CORTOPASSI
   ------------------------------
         Dean A. Cortopassi
         President


DACCO, INC.



By:      DEAN A. CORTOPASSI
   ------------------------------
         Dean A. Cortopassi
         President


VICOR, LLC



By:      DEAN A. CORTOPASSI
   ------------------------------
         Dean A. Cortopassi
         Managing Member


CAPECCHIO FOUNDATION



By:      DEAN A. CORTOPASSI
   ------------------------------
         Dean A. Cortopassi
         President


                               Page 11 of 13 Pages

                                  EXHIBIT INDEX


Exhibit                                                       Sequential Page
-------                                                       ---------------
Exhibit A - Joint Filing Statement                                  12





                               Page 12 of 13 Pages

                                    EXHIBIT A
                             Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Amendment No. 1 to Schedule 13D is filed on behalf of each of us.

                                      Date: January 8, 1997
CORTOPASSI FAMILY TRUST



By:      DEAN A. CORTOPASSI
   ------------------------------
         Dean A. Cortopassi
         Trustee


LICO BRANDS, INC.



By:      DEAN A. CORTOPASSI
   ------------------------------
         Dean A. Cortopassi
         President


DACCO, INC.



By:      DEAN A. CORTOPASSI
   ------------------------------
         Dean A. Cortopassi
         President


VICOR, LLC



By:      DEAN A. CORTOPASSI
   ------------------------------
         Dean A. Cortopassi
         Managing Member


CAPECCHIO FOUNDATION



By:      DEAN A. CORTOPASSI
   ------------------------------
         Dean A. Cortopassi
         President


                               Page 13 of 13 Pages